                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                    INFORMATION MANAGEMENT TECHNOLOGY, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.04 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456908300
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Stuart J. Chasanoff, Esq.
                            4000 Thanksgiving Tower
                                1601 Elm Street
                       Dallas, Texas 75201 (214) 720-1608
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 27, 1996
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.   [ ]

         Check the following box if a fee is being paid with this Statement. [X] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent
(5%) of such class.)  (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 456908300                   13D




(1)      Name of Reporting Person                        Infinity Investors Ltd.
         I.R.S. Identification                                               N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                 (a)  [ ]
         Member of a Group*                                             (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                    WC

(5)      Check Box if Disclosure of Legal                                    [ ]
         Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                  Nevis West Indies

         Number of Shares                  (7)     Sole Voting           227,627
                                                   Power
            Beneficially
                                           (8)     Shared Voting            N/A
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive      227,627
                                                   Power
               with:
                                           (10)    Shared Dispositive        N/A
                                                   Power

(11)     Aggregate Amount Beneficially Owned                             227,627
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                   4.98%
         Amount in Row (11)

(14)     Type of Reporting Person*                                            CO




*  SEE INSTRUCTIONS

CUSIP No. 456908300                    13D




                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, $.04 par value per share (the "Common Stock"), of Information Management Technology, Inc., a Delaware corporation, which has its principal executive offices located at 130 Cedar Street, 4th Floor, New York, New York 10006 (the "Issuer").


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is filed by Infinity Investors, Ltd., a Nevis and (f) business corporation (the "Reporting Person"). The Reporting
                 Person is principally engaged in the business of acquiring, holding, selling, trading, exchanging or otherwise investing in securities and other financial assets. The principal business and principal office address of the Reporting Person is located at Memorial Square, P. O. Box 556, Charleston, Nevis, West Indies. The mailing address of the Reporting Person is 27 Wellington Street, Cork, Ireland. The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may deemed in control of the Reporting Person, if any, (and the executive officers and directors of any entity which could be deemed ultimately in control of the Reporting Person) are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Individuals".

         (d)-(e) During the last five (5) years, neither the Reporting Person nor any of the Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither the Reporting Person nor any of the Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person or any of the Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in further detail in the paragraphs below, effective June 27, 1996, the Reporting Person acquired 410,200 shares of Common Stock (the "Shares") directly from

CUSIP No. 456908300                    13D




         the Issuer in connection with the partial conversion (the "Conversion") of $394,850.00 principal amount of the 6% Convertible Debenture Due March 5, 1998 issued by the Issuer to the Reporting Person on March 5, 1996 (the "Convertible Debenture") at a conversion price of $.9625 per share. The funds used to acquire the Convertible Debenture were derived from the working capital of the Reporting Person. Immediately prior to the Conversion, the Reporting Person had actual ownership of 600 shares of Common Stock of the Issuer representing less than 1% of the Common Stock of the Issuer then outstanding.

         The Reporting Person acquired an aggregate of $2.1 million principal amount of the Convertible Debenture pursuant to an Offshore Convertible Securities Subscription Agreement between the Issuer and the Reporting Person (the "Subscription Agreement") filed as Exhibit 1 hereto and incorporated by reference herein. The Convertible Debenture is convertible, at the option of the holder, into shares of Common Stock, pursuant to the terms of the Convertible Debenture filed as Exhibit 2 hereto and incorporated herein by reference. If any principal amount of the Convertible Debenture remains outstanding at March 5, 1998, such principal amount will be automatically converted, without the requirement of further action on the part of the holder, pursuant to the terms at the Convertible Debenture. Notwithstanding the foregoing, however, the Convertible Debenture is not convertible at any time for any number of shares of Common Stock in excess of that number which would render the Reporting Person the beneficial owner of 4.99% or more of the then issued and outstanding shares of Common Stock of the Issuer (the "Ownership Cap").

         On June 27, 1996, pursuant to the terms of a Letter Agreement attached as Exhibit 4 hereto and incorporated herein by reference, the Issuer agreed to waive the Ownership Cap with respect to a single transaction resulting in the conversion of not more than 410,200 shares of Common Stock. Accordingly, effective June 27, 1996 the Reporting Person converted $394,850 principal amount of the Convertible Debenture and acquired 410,200 shares of Common Stock thereby. As a result, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person became the beneficial owner of 410,800 shares of Common Stock, or approximately 9.0% of the outstanding Common Stock of the Issuer, based on 4,154,623 shares of Common Stock outstanding at June 20, 1996.

         Thereafter, on June 28, 1996, the Reporting Person disposed of 410,000 Shares of Common Stock in a single open market transaction at a price of $1.375 per share or an aggregate sales price of $563,750 and, as a result, held 800 shares on the date hereof (the "Remaining Shares").


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Convertible Debenture and the underlying Shares from the Issuer for investment purposes only.

CUSIP No. 456908300                    13D





         Although the Reporting Person has no present intention to acquire any additional shares of Common Stock of the Issuer, it may, based upon a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, acquire additional shares of Common Stock upon conversion of the Convertible Debenture or otherwise or may dispose of all or a portion of the Remaining Shares owned by it.

         Except as noted above, the Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Immediately upon the Issuer's waiver of the Ownership Cap as described in Item 3 above (June 27, 1996) the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 410,800 shares constituting approximately 9.0% of the outstanding Common Stock of the Issuer (based on 4,154,623 shares of Common Stock outstanding at June 20, 1996 pursuant to information received from the Issuer).

                          The aggregate number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person at the date hereof is 227,627 shares, constituting 4.98% of the outstanding Common Stock of the Issuer, based on 4,570,823 shares of Common Stock outstanding at June 27, 1996, pursuant to information received from the Issuer (226,827 shares or 4.96% of which the Reporting Person beneficially holds as a result of its right to acquire shares of Common Stock upon conversion of the Convertible Debenture).

         (b) The Reporting Person has the sole power to vote and dispose of the Convertible Debenture and the Remaining Shares.

         (c) The Reporting Person has effected the following transactions in the shares of Common Stock of the Issuer during the previous sixty (60) days:

                          DATE     TYPE OF TRANSACTION  NO OF SHARES(1)  PRICE/SHARE
                          ----     -------------------  ---------------  -----------
                          5/7/96   Market Sale             793           2.375
                          5/13/96  Market Sale          49,500           2.7172
                          5/14/96  Market Sale          22,500           2.575

CUSIP No. 456908300                    13D





                          5/15/96  Market Sale            12,000         2.3616
                          5/16/96  Market Sale            23,600         2.1261
                          5/21/96  Market Sale             3,500         2.000
                          5/28/96  Market Sale            31,431         2.000
                          6/4/96   Market Sale            11,000         1.841
                          6/5/96   Market Sale             9,000         1.875
                          6/10/96  Market Sale             5,000         1.875
                          6/11/96  Market Sale            39,500         1.750
                          6/12/96  Market Sale             8,200         1.750
                          6/13/96  Market Sale            32,500         1.695
                          6/14/96  Market Sale           100,000         1.688
                          6/17/96  Market Sale            17,000         1.688
                          6/18/96  Market Sale            19,596         1.625
                          6/28/96  Market Sale           410,000         1.375

- ---------------
(1) Shares of Common Stock sold before June 27, 19996 were acquired pursuant to various conversions of the principal amount of the Convertible Debenture. After giving effect to any such conversions, the holder did not have or have the right to acquire more than 4.99% of the outstanding Common Stock of the Issuer.

         (d)              Not applicable.

         (e) The Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock on June 28, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT NO.                        EXHIBIT
         -----------                        -------

            99.1 Offshore Convertible Securities Subscription Agreement, between Information Management Technology, Inc. and Infinity Investors, Ltd.

            99.2 6% Convertible Debenture Due March 5, 1998 of Information Management Technology, Inc., dated March 5, 1996 (the "Convertible Debenture")

            99.3 Amendment No. 1 to Convertible Debenture, dated June 20, 1996

            99.4             Letter Agreement, dated June 27, 1996

CUSIP No. 456908300                    13D





                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.


Date:  July 8, 1996

                                                   INFINITY INVESTORS, LTD.


                                                   By:   /s/ James E. Martin
                                                      -------------------------
                                                       James E. Martin
                                                       Director





                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).

CUSIP No. 456908300                   13D




                                   SCHEDULE 1

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            INFINITY INVESTORS, LTD.

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors, Ltd. (the "Reporting Person").

                                                  PRESENT PRINCIPAL
 NAME AND CITIZENSHIP OR                          OCCUPATION OR                 POSITION WITH
 PLACE OF ORGANIZATION     BUSINESS ADDRESS       EMPLOYMENT                    REPORTING PERSON
          ------------     ----------------       ----------                    ----------------
 Cofides S.A.*             Memorial Square        Nevis business corporation    Director
 (Nevis, West Indies)      P. O. Box 556          which serves as the
                           Nevis, West Indies     Director of various
                                                  entities
 James  Loughran           38 Hertford Street     Lawyer                        Director
 (Irish)                   London, England
                           W1Y 7TG

 James E. Martin           38 Hertford Street     Accountant                    Director
 (British)                 London, England
                           W1Y 7TG

 SECORD Limited            38 Hertford Street     British corporation which     Secretary
 (England)                 London, England        serves as the Secretary of
                           W1Y 7TG                various entities
 Margareta Hedstrom        37 Shepherd Street     Business Executive            President/
 (Swedish)                 London, England                                      Treasurer
                           W1Y 7LH
- ---------------

*        The members of the Board of Directors of Cofides S.A. are James A.
         Loughran, Siobhan B. Loughran, James E. Martin, Ashley Bolt + Co. Limited and Margareta Hedstrom.

         The Reporting Person advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

                              INDEX TO EXHIBITS


         EXHIBIT NO.                        EXHIBIT
         -----------                        -------

          99.1               Offshore Convertible Securities Subscription
                             Agreement, between Information Management
                             Technology, Inc. and Infinity Investors, Ltd.

          99.2               6% Convertible Debenture Due March 5, 1998 of
                             Information Management Technology, Inc., dated March 5, 1996 (the "Convertible
                             Debenture")

          99.3 Amendment No. 1 to Convertible Debenture, dated June 20, 1996

          99.4               Letter Agreement, dated June 27, 1996
